October 16, 2006


Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:     Request for Withdrawal:
        Registrations on Form N-14
        First Trust Exchange-Traded Fund
        CIK 0001329377
        (Registration Nos. 333-136467 and 811-21774)
        (Registration Nos. 333-137063 and 811-21774)

Ladies and Gentlemen:

        On behalf of the First Trust Value Line(R) Equity Allocation Index Fund and First Trust Value Line(R) Dividend Index Fund (together, the "Funds"), each a series of the First Trust Exchange-Traded Fund (the "Trust"), the Trust hereby requests the withdrawal of the following filings with the Securities Exchange
Commission:

o Pre-Effective Amendment No. 1 on Form N-14 filed on September 5, 2006, which related to First Trust Value Line(R) Dividend Index Fund (was filed under the incorrect 1933 Act No. 333-125751, and should have been filed under No. 333-137063; Accession No. 0000875626-06-001756)

o Pre-Effective Amendment No. 2 on Form N-14 filed on September 27, 2006, which related to First Trust Value Line(R) Dividend Index Fund (was filed under the incorrect 1933 Act No. 333-125751, and should have been filed under No. 333-137063; Accession No. 0000875626-06-001870)

o Pre-Effective Amendment No. 2 on Form N-14 filed on September 27, 2006, which related to First Trust Value Line(R) Equity Allocation Index Fund (was filed under the incorrect 1933 Act No. 333-125751, and should have been filed under No. 333-136467; Accession No. 0000875626-06-001871)

        This request for withdrawal is made pursuant to Rule 477 of Regulation C under the Securities Act of 1933.

Sincerely,

FIRST TRUST EXCHANGE-TRADED FUND


By: /s/ W. Scott Jardine
    -----------------------------------
    W. Scott Jardine, Secretary